UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Nasdaq Deficiency Letter

On February 3, 2026, Gauzy Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq’s continued listing requirements related to board and committee independence under Nasdaq Listing Rules 5605(b)(1), 5605(c)(2), and 5605(d)(2).

Under Nasdaq rules, Gauzy has 45 calendar days, until March 20, 2026, to either appoint sufficient candidates to its Board of Directors to meet the Nasdaq listing requirements or to submit to Nasdaq a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice for the Company to evidence compliance. If Nasdaq fails to accept a compliance plan presented by the Company, the Company will receive written notification that its securities are subject to delisting, and it would have the right to a hearing before an independent panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process. However, there can be no assurance, if the Company does appeal the determination by Nasdaq to the hearings panel, that such appeal would be successful.

The Company is actively engaged in the process of identifying and evaluating qualified independent director candidates and remains committed to maintaining strong corporate governance practices. However, there can be no assurances that the Company would ultimately be able to regain compliance with all applicable requirements for continued listing on Nasdaq in the applicable time period.

On February 6, 2026, the Company issued a press release announcing receipt of the deficiency letter. A copy of this press release is attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act , or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated February 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: February 6, 2026	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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